EX-77C VOTES

SHAREHOLDER MEETING

On May 2, 2014, the Fund held its Annual Meeting of Shareholders for the purpose of voting on a proposal to elect two (2) Trustees of the Fund. Both Trustees were successfully elected. Results of the proposal were as follows:

Proposal 1: Election of Trustees

	For	Withheld
Mary A. Anstine	22,935,144	599,532
Michael F. Holland	22,972,005	562,671

Other Trustees of the Fund as of May 2, 2014, aside from those shown above, include Jeremy O. May, Jeremy W. Deems, E. Wayne Nordberg and Larry W. Papasan.